UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 Par Value

(Title of Class of Securities)

636375107

(CUSIP Number)

December 23, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.636375107		13G	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Bedford Oak Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 989,231 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 989,231 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,231 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

National Holdings Corporation (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

875 North Michigan Avenue, Suite 1560
Chicago, Illinois 60611

Items 2(a) and 2(b)	Name of Person Filing and Business Office:

This statement is filed by: Bedford Oak Capital, L.P. (“Capital”). The principal business address of Capital is 100 South Bedford Road, Mt. Kisco, New York 10549.

Item 2(c)	Citizenship:

Capital is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.02 par value (“Common Stock”)

Item 2(e)	CUSIP Number:

636375107

Item 3	Not Applicable.

Item 4	Ownership:

The percentages used herein are calculated based upon 17,151,704 shares of Common Stock issued and outstanding as of December 29, 2009, as disclosed by the Company in its annual report filed on Form 10-K for the period ending September 30, 2009.

As of the close of business on December 31, 2009:

Bedford Oak Capital, L.P.

(a) Amount beneficially owned: -989,231-

(b) Percent of class: 5.8%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -989,231-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -989,231-

Page 3 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members
of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010

BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC, its

General Partner

By:	/s/ Harvey P. Eisen______

Name: Harvey P. Eisen

Title: Chairman and Managing Member